November 6, 2024

Qing Pan
Chief Financial Officer
Noah Holdings Limited
No.1226, South Shenbin Road
Minhang District, Shanghai
People   s Republic of China

       Re: Noah Holdings Limited
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-34936
Dear Qing Pan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance